SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE SIX HUNDRED AND EIGHTH
MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for the due purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, held a meeting at the Company’s office at Presidente Vargas, 409 – 13th floor, Rio de Janeiro – RJ, on October 2, 2009, at 9 a.m. Chairman MÁRCIO PEREIRA ZIMMERMANN called the meeting to order, and the following members were present: JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, VIRGÍNIA PARENTE DE BARROS, LINDEMBERG DE LIMA BEZERRA, LUIZ SOARES DULCI and ARLINDO MAGNO DE OLIVEIRA. Members MIRIAM APARECIDA BELCHIOR and JOSÉ ANTONIO CORRÊA COIMBRA were absent, with justification.
DECISION: to approve DEL-125/2009, HPU TUMARIN. Approval of the participation of Eletrobrás in CENTRALES HIDROELÉTRICAS DE CENTROAMÉRICA S.A. – CHC with the celebration of Shareholders Agreement between ELETROBRÁS and CONSTRUCTOR QUEIROZ GALVÃO S.A., for the participation in the referred company, in order to realize feasibility studies for the HPU project to be developed in Nicarágua. RES-898, of 09.15.2009.
1. to approve the participation of Eletrobrás in CENTRALES HIDROELÉTRICAS DE CENTROAMÉRICA S.A. – CHC, aiming at elaborating the feasibility studies and basic project of HPU TUMARIN – Nicarágua, restraining the financial participation of Eletrobrás in the mentioned studies and project up to US$4,900,500.00 (four million, nine hundred thousand and five hundred American dollars), as is shown on the budget tables and schedule disbursement, attached, which amount will be charged against financial investments, budget account nº 209; 2. to condition the entrance of ELETROBRÁS in CENTRALES HIDROELÉTRICAS DE CENTROAMÉRICA S.A. – CHC to the alteration of the company’s object clause of CHC, in accordance with the Law of Creation of Eletrobrás; 3. to determine that the entrance of ELETROBRÁS in CHC, by means of the subscription of new shares, be conditioned to the realization of auditing by ELETROBRÀS in relation to the rights and obligations to be used by Constructor Queiroz Galvão for the payment of subscribed shares and to the acceptance, by Constructor Queiroz Galvão and by CHC, of the auditing result. In case the value established by the said auditing is inferior to that informed by Constructor Queiroz Galvão, the difference to be placed for the payment of subscribed shares by must be made in cash 4. the signature of the Shareholders Agreement between ELETROBRÁS and Constructor Queiroz Galvão, in the terms of the attached draft; 5. to determine that the Legal Department – PGJ elaborate the conclusive paper related to the Shareholder Agreement in accordance with the attached draft; 6. to determine that the Superintendence of Operations Abroad – PE administrate the Shareholders Agreement. The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

Rio de Janeiro, October 2, 2009.

AFRÂNIO DE ALENCAR MATOS Fº
General Secretary of Eletrobrás

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.